Exhibit 99.6
Strategic partnership — the forward Paul Skinner Chairman, Rio Tinto China Development Forum 23 March 2009

Developing world trends are changing the strategic landscape of the resource sector Markets Sustainable longer term demand growth driven by China Tier 1 resources increasingly found in emerging geographies Resources Geopolitics playing a bigger role in accessing and developing new resources Execution Increasingly wide range of capabilities required for access to Tier 1 assets Finance Developing markets are now a primary source of finance 23 March 2009 China Development Forum

Key drivers for long term commodity demand growth remain intact Continued strong underlying process of development and Doubling in world commodity urbanisation in developing demand over the next 15-20 years economies — Underlying process of economic — Scope for continued strong development as productivity in economic growth in emerging emerging economies rises towards markets, where each unit of growth Western levels is disproportionately commodity intensive — Urbanisation of the world population, particularly in emerging — Longer term, these trends will see a economies demand pattern similar to the one previously forecast — Rising real urban income growth, leading to rising demand for — Underlying trend will be impacted transport, durable and other by cyclical overlay consumer goods 23 March 2009 China Development Forum

China will play an ever greater role in global commodity demand

Proposed partnership: two components Joint ventures Convertible bonds · US$12.3bn investment • US$7.2bn investment through subordinated convertible bonds · Rio Tinto retains existing operational and • Two tranches in each of Rio management control Tinto plc and Rio Tinto Ltd · Aluminium assets in • 9.2% weighted average coupon Queensland, Australia (9% Rio Tinto plc, 9.5% Rio Tinto Ltd) · Copper assets in Indonesia and Chile • If fully converted, would increase Chinalco’s interest in · Future copper development Rio Tinto to 18.0% in Peru 60 year long-term financing with · Iron ore assets (100% ability for Rio Tinto to call after interest only) of Hamersley year 7 Iron 23 March 2009 China Development Forum

Chinalco is the ideal partner for Rio Tinto 23 March 2009 China Development Forum

Embedding sustainability Rio Tinto’s code of conduct is The way we work. We set out to build enduring relationships with our neighbours that are characterised by: •Mutual respect •Active partnership •Long term commitment 23 March 2009 China Development Forum

Strategic partnership — the way forward Paul Skinner Chairman, Rio Tinto 23 March 2009